UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              SYNERGETICS USA, INC.
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87160G107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Steven Becker
                              SRB Management, L.P.
                          300 Crescent Court, Ste. 1111
                               Dallas, Texas 75201
                                 (214) 756-6056
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 87160G107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

      Steven R. Becker
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):

      AF/PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:             1,510,444
Shares Beneficially      -------------------------------------------------------
Owned by                 8.    Shared Voting Power:           0
Each Reporting           -------------------------------------------------------
Person With              9.    Sole Dispositive Power:        1,510,444
                         -------------------------------------------------------
                         10.   Shared Dispositive Power:      0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,510,444
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      6.2%**
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      IN
--------------------------------------------------------------------------------
* Based on 24,484,053 shares of common stock issued and outstanding as of June 5, 2009, as reported by the issuer in its Quarterly Annual Report on Form 10-Q filed with the Securities and Exchange for the period ended May 4, 2009.

Cusip No. 87160G107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

      BC Advisors, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      Texas
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:             1,491,344
Shares Beneficially      -------------------------------------------------------
Owned by                 8.    Shared Voting Power:           0
Each Reporting           -------------------------------------------------------
Person With              9.    Sole Dispositive Power:        1,491,344
                         -------------------------------------------------------
                         10.   Shared Dispositive Power:      0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,491,344
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11):

      6.1%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      HC/CO
--------------------------------------------------------------------------------
* Based on 24,484,053 shares of common stock issued and outstanding as of June 5, 2009, as reported by the issuer in its Quarterly Annual Report on Form 10-Q filed with the Securities and Exchange for the period ended May 4, 2009.

Cusip No. 87160G107
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

      SRB Management, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions):

      AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

      Not Applicable
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization:

      Texas
--------------------------------------------------------------------------------
Number of                7.    Sole Voting Power:             1,491,344
Shares Beneficially      -------------------------------------------------------
Owned by                 8.    Shared Voting Power:           0
Each Reporting           -------------------------------------------------------
Person With              9.    Sole Dispositive Power:        1,491,344
                         -------------------------------------------------------
                         10.   Shared Dispositive Power:      0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,491,344
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      Not Applicable
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      6.1%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions):

      IA/PN
--------------------------------------------------------------------------------
* Based on 24,484,053 shares of common stock issued and outstanding as of June 5, 2009, as reported by the issuer in its Quarterly Annual Report on Form 10-Q filed with the Securities and Exchange for the period ended May 4, 2009.

Item 1. Security and Issuer.

            The class of equity securities to which this Schedule 13D relates is the common stock ("Common Stock") of Synergetics USA, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3845 Corporate Centre Drive, O'Fallon MO 63368.

Item 2. Identity and Background.

            (a) The persons filing this statement (the "Reporting Person") are Steven R. Becker ("Becker"), BC Advisors, LLC, a Texas limited liability company ("BCA"), and SRB Management, L.P., a Texas limited partnership ("SRB Management"). Mr. Becker is the sole member of BCA and BCA is the general partner of SRB Management. SRB Management is the general partner and investment manager for SRB Greenway Opportunity Fund, L.P., a Texas limited partnership ("Greenway Opportunity L.P."), and SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership, ("Greenway Opportunity QP," and together with Greenway Opportunity L.P., the "Greenway Funds").

            (b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

            (c) The principal business of the Reporting Persons is serving as investment manager of the Greenway Funds.

            (d) No Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Becker is a United States citizen. BCA is a Texas limited liability company and SRB Management is a Texas limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

            The funds used by the Reporting Persons to purchase the Common Stock set forth herein on behalf of the Greenway Funds have come from the working capital of the Greenway Funds and the funds used by Steven R. Becker to purchase the 19,100 shares of Common Stock owned directly by him were his personal funds. The aggregate amount of funds used in purchasing the securities set forth herein was approximately $1,888,101, of which $1,864,226 was for the purchase of the Common Stock on behalf of the Greenway Funds and $23,875 was for the purchase of the 19,100 shares of Common Stock owned directly by Mr. Becker.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the securities of the Company reported on this Schedule 13D in the ordinary course of business because they believed such securities represented an attractive investment. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. After consideration of the Issuer's business and operations, the Reporting Persons have decided as of the Reporting Date to engage the management and board of directors of the Company in constructive discussions with a goal to improve the Company's business and operations, and enhance shareholder value. The Reporting Persons may, among other things, discuss corporate governance and board representation.

      Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Persons may be deemed to beneficially own collectively an aggregate of 1,510,444 shares of Common Stock, representing 6.2% of the 24,484,053 shares of Common Stock outstanding as of June 5, 2009, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ending May 4, 2009. The Reporting Persons may be deemed to beneficially own 1,491,344 shares for the accounts of the Greenway Funds and Steven R. Becker is the beneficial owner and directly owns an additional 19,100 shares of Common Stock for his own account. Mr. Becker may be deemed to also beneficially own the 1,491,344 shares held for the benefit of the Greenway Funds by virtue of his position as managing member of BCA, which is general partner of SRB Management.

            (b) The Reporting Persons have the sole power to vote and direct the disposition of the shares of Common Stock for which they are deemed to be the beneficial owners.

            (c) During the past 60 days, the Reporting Persons have effected the transactions in the Common Stock listed in Annex A attached hereto, all of which were effected in the open market.

            (d) The Greenway Funds have the right to receive the dividends from and the proceeds from the sale of the shares beneficially owned for the accounts of the Greenway Funds, 1,327,296 shares of which are held for the account of Greenway Opportunity Fund
                  (QP), L.P., which represents approximately 5.4% of the outstanding common stock of the Company.

            (e)   Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

            Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint filing agreement by and among the Reporting Persons

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2009


STEVEN R. BECKER

/s/ Steven R. Becker
--------------------------------


BC ADVISORS, LLC

/s/ Steven R. Becker
--------------------------------
Steven R. Becker, Member


SRB MANAGEMENT, L.P.

By:  BC Advisors, LLC, its general partner

/s/ Steven R. Becker
--------------------------------
Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                     Annex A

Transaction Date         Transaction         Shares              Price Per Share
--------------------------------------------------------------------------------
08/07/2009               Buy                 6,230               $1.20
08/07/2009               Buy                 770                 $1.20
08/10/2009               Buy                 3,827               $1.22
08/10/2009               Buy                 473                 $1.22
08/11/2009               Buy                 13,261              $1.24
08/11/2009               Buy                 1,639               $1.24
08/14/2009               Buy                 24,564              $1.34
08/14/2009               Buy                 3,036               $1.34
09/02/2009               Buy                 890                 $1.25
09/02/2009               Buy                 110                 $1.25

                                    EXHIBIT 1

                             JOINT FILING STATEMENT
                                                     PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is, and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Dated October 6, 2009


BC ADVISORS, LLC

By: /s/ Steven R. Becker
    ----------------------------
    Steven R. Becker, Member


SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
    ----------------------------
    Steven R. Becker, Member


STEVEN R. BECKER

/s/ Steven R. Becker
--------------------------------